SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of October 2017

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

The registrant hereby incorporates all parts, except for “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” on pages 16 to 17, of this Report on Form 6-K by reference into Registration Statement No. 333-207355 filed by the registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

The “Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities” furnished herewith in this Report on Form 6-K on pages 16 to 17 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 26 October 2017	By	/ s / Marc Boston
(Authorised Signatory)

Quarterly Management Statement, 26 October 2017

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2017 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2016.

This statement contains a number of non-IFRS financial measures that are reviewed by management in order to measure the overall performance of Santander UK. These are industry standard financial measures which management believe provide useful information to investors regarding Santander UK’s results of operations. The non-IFRS measures we have identified are outlined in Appendix 1 and 2. These measures are not a substitute for IFRS measures.

Supplementary information for Santander UK plc is included in Appendix 4.

A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary.

Santander UK Group Holdings plc

Quarterly Management Statement

for the nine months ended

30 September 2017

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“We continue to make good progress with both strategic and operational improvements helping to deliver sustainable results against the backdrop of an uncertain environment.

“In the first nine months of 2017, profit before tax has risen to £1,568m. The core businesses performed well with net interest income growth, improving efficiency and continued good credit quality. Our adjusted profit before tax improved by 10% year-on-year to £1,642m. 1, 5

“Santander has provided competition to retail banking in the UK with the investments we have made in products and services designed to suit customer’s changing needs and delivered in a way that works for them. We aspire to bring the same level of competition and choice to the SME market. We’re well positioned to do so as the only scale challenger to the big four high street banks.

“We will continue to focus on improving customer loyalty and helping people and businesses prosper.”

9M17 business and financial highlights 2

•	Profit before tax of £1,568m, up 1% year-on-year; adjusted profit before tax [1,5] of £1,642m, up 10% year-on-year

•	Retail Banking current account balances, up £2.4bn, and Commercial Banking deposit balances, up £1.4bn, as we continue to improve the depth of our customer relationships

•	Retail customer satisfaction [3] broadly in line with the average of the three highest performing peers

•	Net mortgage lending of £(0.2)bn this year, reflects management pricing actions in a competitive market, while we continue to focus on customer service and retention

•	Solid lending growth to UK companies of £0.7bn this year, with demand from trading and large business customers

Santander UK Group Holdings plc	1

Quarterly Management Statement, 26 October 2017

•	Banking NIM [2] of 1.91%, up 12bps on FY16, driven by liability margin improvement, partially offset by pressure on lending margins

•	Non-interest income was impacted by adverse movements on hedging instruments, partially offset by growth in Retail Banking, up 8%, and Global Corporate Banking (GCB), up 12%

•	Well controlled operating costs; CIR of 49%, down 1pp from Dec16, despite inflationary pressures

•	Impairment losses on loans and advances increased to £105m, primarily due to a single GCB loan that went into non-performance in Q317

•	The loan books continue to perform well with an improved NPL ratio of 1.42%, down 8bps from Dec16

•	CET1 capital ratio of 12.1%, up 50bps, and leverage ratio of 4.4%, up 30bps, on Dec16

	9M17	9M16
Income statement highlights	£m	£m
Net interest income	2,878	2,656
Non-interest income [4]	859	935
Operating expenses before impairment losses, provisions and charges	(1,827)	(1,792)
Impairment losses on loans and advances	(105)	(103)
Provisions for other liabilities and charges	(237)	(141)
Profit before tax	1,568	1,555
Adjusted profit before tax [1,5]	1,642	1,491

	30.09.17	31.12.16
Balance sheet highlights	£bn	£bn
Customer loans	200.0	200.2
- of which mortgages	154.1	154.3
- of which corporates	28.1	27.4
Customer deposits	175.0	172.4
CET1 capital ratio	12.1%	11.6%
UK leverage ratio	4.4%	4.1%

1.	A number of specific income, expenses and charges impacted the financial results for 9M17 and 9M16, with an aggregate impact on profit before tax of £74m and £(64)m, respectively. See Appendix 2 for details and reconciliation to the nearest IFRS measure.
2.	See Appendix 1 for notes.
3.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for further information.
4.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
5.	Non-IFRS measure. See Appendix 2.

Delivering on our 2016-18 commitments 1

On 10 October 2017, Banco Santander S.A. (Banco Santander) hosted an investor and analyst event in New York, where we provided an update on our strategy and the development of our franchise. At the event, we reaffirmed our strategic priorities and as a result of our strong performance to date, revised upward our RoTE 2018 target to 9%-10% from 8%-10%.

The key to our success remains unchanged, with a focus on customer loyalty, operational and digital excellence, and steady and sustainable profit growth, while being the best bank for our people and the communities in which we operate.

We report our progress on the key performance indicators for people, communities and the customer target for net fee income CAGR annually.

Customers	2018 target	30.09.17	31.12.16
Loyal retail customers (million)	4.7	3.9	3.7
Loyal SME and corporate customers	308,000	301,000	290,000
Retail customer satisfaction (FRS) [2]	Top 3	62.4%	62.9%
Average of 3 highest performing peers		63.0%	62.5%
Digital customers (million)	6.5	5.0	4.6

Santander UK Group Holdings plc	2

Quarterly Management Statement, 26 October 2017

•	Steady growth in our loyal retail customer base was impacted by prevailing low interest rates for savings, which has encouraged consolidation of deposits into more competitive products, such as our own 1I2I3 Current Account. Therefore we will not reach our 4.7 million loyal customers target in 2018, although we will continue to grow.

•	Loyal SME and corporate customers increased 4%, with our client-centric infrastructure and international proposition. We recently launched a UK-Poland corridor to enable cross-border introductions and referrals thus facilitating trade between companies in both countries.

•	FRS reported our customer satisfaction was broadly in line with the average of our three highest performing peers on a rolling 12-month basis at Sep17. Improvement remains at the heart of our plans.

•	We continue to improve customer experience and operational efficiency with further investment in digitalisation. We recently expanded the educational content on the Investment Hub to help customers further explore and better understand their investment needs.

Shareholders	2018 target	30.09.17	31.12.16
Adjusted Return on Tangible Equity (Adjusted RoTE)4/ RoTE 3 4	9% - 10%	See below	See below
Cost-to-income ratio (CIR)	50% - 52%	49%	50%
Non-performing loan (NPL) ratio	< 2.00%	1.42%	1.50%
CET1 capital ratio	c12%	12.1%	11.6%
Dividend payout ratio	50%	N/A	51%

•	Return on ordinary shareholders’ equity was 9.8% (2016: 9.1%) and adjusted RoTE 3 4 was 11.0% (2016: 10.9%), with steady income growth, continued cost discipline and good credit quality, partially offset by higher provision charges. The statutory RoTE [4] was 11.8%.

•	Despite inflationary pressures, operational efficiency continues to absorb higher investment in business growth and enhancements to our digital channels resulting in a CIR of 49%.

•	The NPL ratio improved 8bps to 1.42%, with solid loan book performance, supported by our prudent lending criteria, proactive management actions and the ongoing resilience of the UK economy.

•	The CET1 capital ratio increased 50bps to 12.1%, reflecting higher CET1 capital from steady profits.

1.	See Appendix 1 for notes.
2.	Customer satisfaction as measured by the Financial Research Survey (FRS) run by GfK. See Appendix 1 for further information.
3.	See Appendix 2 for reconciliation of RoTE, which is our key performance indicator, to ‘Return on ordinary shareholders’ equity’, which is the nearest IFRS measure.
4.	Non-IFRS measure. See Appendix 2.

Santander UK Group Holdings plc	3

Quarterly Management Statement, 26 October 2017

	9M17	9M16	Change
Summarised consolidated income statement	£m	£m	%
Net interest income	2,878	2,656	8
Non-interest income [1]	859	935	(8)

Total operating income	3,737	3,591	4

Total operating expenses before impairment losses, provisions and charges	(1,827)	(1,792)	2

Impairment losses on loans and advances	(105)	(103)	2
Provisions for other liabilities and charges	(237)	(141)	68

Total operating impairment losses, provisions and charges	(342)	(244)	40

Profit before tax	1,568	1,555	1

Tax on profit	(477)	(459)	4

Profit after tax for the period	1,091	1,096	—

9M17 compared to 9M16

•	Net interest income was up 8%, driven by retail liability margin improvement, partially offset by pressure on new lending margins and Standard Variable Rate (SVR) attrition of £3.9bn (9M16: £5.3bn). Adjusting for the £39m of accrued interest release in Q217, net interest income was up 7%. 2 3

•	Non-interest income was down 8%, with adverse mark-to-market movements on hedging instruments and the absence of the £119m gain on sale of Visa Europe Limited in Q216. This was partially offset by growth in Retail Banking, up 8%, and GCB, up 12%, as well as the £48m gain on sale of Vocalink Holdings Limited in Q217. Adjusting for the gain on sale of Vocalink Holdings Limited and Visa Europe Limited shareholdings, non-interest income was steady. 2 3

•	Operating expenses before impairment losses, provisions and charges were well managed despite inflationary pressures. Higher investment costs in business growth and enhancements to our digital channels, were partially offset by operational efficiency. Adjusting for Banking Reform costs of £57m in 9M17 and £55m in 9M16, operating expenses were up 2%. 2 3

•	Impairment losses on loans and advances increased 2% to £105m, primarily due to the impairment of two loans in GCB that moved to non-performance in Q117 and Q317, respectively. Furthermore, mortgage releases were lower at £33m in 9M17 compared to £81m in 9M16.

•	Provisions for other liabilities and charges increased to £237m, driven by a Q117 £32m charge for PPI, a net charge of £37m for a specific PPI portfolio under review and a £35m charge for other conduct matters in Q217. Adjusting for these charges, provisions for other liabilities and charges were down 6%. 2 3

•	Profit before tax was up 1%, with steady income growth and continued cost discipline, partially offset by higher provisions for other liabilities and charges. Adjusting for the specific income, expenses and conduct provision charges outlined above, adjusted profit before tax was up 10% to £1,642m. 2 3

•	Tax on profit increased 4% to £477m, driven by higher conduct provisions that are disallowed for tax purposes. The effective tax rate was stable at 30%.

Conduct remediation

•	The remaining provision for PPI redress and related costs amounted to £346m and includes the charges outlined above. Monthly utilisation increased from the 2016 average following the confirmation of a deadline for customer complaints, broadly in line with our assumptions. We continue to monitor our provision levels in respect of recent claims experience.

•	The remaining non-PPI related conduct provisions amounted to £47m, including the Q217 provision of £35m outlined above, relating to the sale of interest rate derivatives. This charge followed an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	A number of specific income, expenses and charges impacted the financial results for 9M17 and 9M16, with an aggregate impact on profit before tax of £74m and £(64)m, respectively. See Appendix 2 for details and reconciliation to the nearest IFRS measure.
3.	Non-IFRS measure. See Appendix 2.

Santander UK Group Holdings plc	4

Quarterly Management Statement, 26 October 2017

	30.09.17	31.12.16
Summary balance sheet assets and liabilities	£bn	£bn
Assets
Total customer loans	200.0	200.2
Other assets	114.8	102.9

Total assets	314.8	303.1

Liabilities & Equity
Total customer deposits	175.0	172.4
Medium Term Funding (MTF)	40.1	46.1
Other liabilities	82.5	68.5

Total liabilities	297.6	287.0

Shareholders’ equity	16.8	15.7
Non-controlling interests [1]	0.4	0.4

Total liabilities and equity	314.8	303.1

Loan-to-deposit ratio (LDR)	114%	116%

•	Customer loans decreased £0.2bn to £200.0bn, with a £0.7bn net increase in loans to UK companies, offset by a net decrease of £0.2bn in residential mortgages and £0.5bn decrease in non-core customer loan balances.

•	Other assets increased £11.9bn to £114.8bn, reflecting higher deposits with central banks of £29.5bn (Dec16: £17.1bn) and a corresponding increase in other liabilities.

•	Customer deposits increased £2.6bn and the LDR improved to 114%, driven by growth in Retail Banking current accounts of £2.4bn, other retail products of £1.0bn and Commercial Banking deposits of £1.4bn, partially offset by a £3.4bn reduction in Retail Banking savings products.

	30.09.17	31.12.16
Summarised consolidated capital, leverage, liquidity and funding	£bn	£bn
Capital and leverage
CET1 capital	10.7	10.2
Total qualifying regulatory capital	15.6	15.2
Risk-weighted assets (RWAs)	88.1	87.6

CET1 capital ratio	12.1%	11.6%
Total capital ratio [2]	17.7%	17.3%
UK leverage ratio	4.4%	4.1%

Liquidity
Liquidity Coverage Ratio (LCR)	122%	139%
LCR eligible liquidity pool	46.6	50.7

Funding
Total wholesale funding	62.8	65.2
- of which with a residual maturity of less than one year	16.8	21.4
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	277%	237%

•	The CET1 capital ratio improved 50bps to 12.1% at Sep17, reflecting higher CET1 capital from steady profits, partially offset by higher RWAs. RWAs were impacted by the change in treatment of some securitised assets.

•	Total capital ratio increased to 17.7%, with higher CET1 and AT1 capital, partially offset by the transitional impact of CRD IV Minority Interest that reduces recognition of grandfathered capital instruments issued by our operating company. [2]

Santander UK Group Holdings plc	5

Quarterly Management Statement, 26 October 2017

•	In 9M17, we issued £3.9bn of medium term funding, of which £1.3bn (sterling equivalent) was senior unsecured notes issued from our holding company and £1.6bn were covered bonds. This year we drew a further £4.0bn from the Term Funding Scheme, with total drawdown outstanding at £8.5bn.

1.	Non-controlling interests refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited, a cooperation between Santander Consumer (UK) plc and Banque PSA Finance SA. PSA Finance UK Limited is accounted for as a subsidiary.
2.	The total capital ratio continues to be impacted by the transitional reduction in the recognition of Tier 1 and Tier 2 capital instruments issued from the Santander UK plc subsidiary under the CRD IV Minority Interest rules, which are being phased in at 20% increments over a five year period.

Credit quality

	Customer loans	NPLs	NPL Ratio	NPL coverage	9M Gross write-offs	Loan loss
30.09.17	£bn	£m	%	%	£m	£m
Retail Banking	167.9	2,126	1.27	26	156	546
Commercial Banking	19.5	378	1.94	51	24	191
Global Corporate Banking	6.6	312	4.73	33	—	102
Corporate Centre	6.0	22	0.37	177	19	39

	200.0	2,838	1.42	31	199	878

	Customer loans	NPLs	NPL Ratio	NPL coverage	12M Gross write-offs	Loan loss
31.12.16	£bn	£m	%	%	£m	£m
Retail Banking [1]	168.6	2,340	1.39	25	210	583
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57
Corporate Centre	6.5	73	1.12	84	51	61

	200.2	2,994	1.50	31	271	921

•	The Retail Banking NPL ratio improvement was driven by the ongoing resilience of the UK economy. The loan loss rate remains low at 0.01% (2016: 0.01%).

•	The NPL ratio for Commercial Banking decreased to 1.94%, primarily due to the full repayment of three impaired loans and the write-off of some pre-2009 vintages. The loan loss rate improved to 0.06% (2016: 0.15%).

•	In GCB, the NPL ratio of 4.73% was impacted by two loans that moved to non-performance in Q117 and Q317, respectively.

•	The NPL ratio for Corporate Centre decreased to 0.37%, reflecting the ongoing sale and run-off of the non-core corporate and legacy portfolios.

Ring-fencing update

•	The implementation of our ‘wide’ ring-fence structure is progressing well and we are on track to complete the changes required to comply with the Banking Reform Act before the 1 January 2019 deadline. Those customers who cannot be served and product and services which are not permitted within a ring-fenced bank will be transferred to Banco Santander, or its London Branch. This structure maintains longer term flexibility, lowers the overall programme implementation costs and involves the transfer of c100 of our global corporate customers. The majority of customer loans and assets as well as customer deposits and liabilities will remain within the ring-fenced bank, Santander UK plc, which amounts to c90% of RWAs. Therefore, the majority of our customers will not be affected by ring-fencing implementation and will not experience any change to their sort code or account number.

•

In October 2017, Santander UK plc, Abbey National Treasury Services plc (ANTS), Santander UK Group Holdings plc and Banco Santander entered into an agreement, which formalises the business transfers required for the implementation of our ring-fence structure, another important milestone in the delivery of our plans. Under the agreement, Santander UK plc and ANTS have agreed to transfer the prohibited elements of their corporate and wholesale markets business and a discrete element of their permitted derivative business to Banco Santander, including Santander UK plc’s Jersey and Isle of Man branches. Furthermore, ANTS has

Santander UK Group Holdings plc	6

Quarterly Management Statement, 26 October 2017

agreed to transfer to Santander UK plc materially all of its residual business. The US branch of ANTS’ wholesale business will be closed and treasury activities will be built-up in Santander UK plc, including the short term funding programmes currently in ANTS. Implementation is subject to regulatory and court approvals and various other authorisations, including in relation to the transfer of such businesses through a ring-fencing transfer scheme under Part VII of the Financial Services and Markets Act 2000 (and equivalent schemes in Jersey and Isle of Man).

•	There should be no impact to our credit rating as a result of the implementation of our ring-fencing plans.

1.	In H117, we reclassified our provisions for residual value and voluntary termination from the consumer finance loan loss allowance. In order to facilitate comparison with the current period, 31.12.16 consumer finance loan loss allowance and NPL coverage ratio were amended. This reclassification is reflected in the Retail Banking loan loss allowance and NPL coverage ratio. See Appendix 2 of the Santander UK Holdings plc QMS of the six months ended 30 June 2017 for a reconciliation.

Outlook

•	We expect solid UK economic growth in 2017. However, we see greater uncertainty in the outlook, with the concern that some downside risks could materialise later this year and into 2018. The labour market remains strong, but higher inflation, largely from the lower value of sterling and low wage growth, is reducing households’ real earnings. This is likely to result in lower consumer spending growth which, when combined with a potentially more challenging macro environment, adds a degree of caution to our outlook.

•	Consistent with an uncertain operating environment, we continue to control growth in the business areas with higher margins that have also been noted as potentially higher risk. We believe that our proactive risk management policies and low-to-medium risk appetite will deliver a resilient performance in the business.

•	We expect Banking NIM for 2017 to be slightly higher than in 2016, supported by liability margin improvement. The downward pressures will continue to be driven by increased competition in new mortgage pricing and SVR attrition. For reference, and as published in Aug17 by the Bank of England, the typical fixed mortgage rate in the market is around 30 basis points lower than a year ago. We expect the decline in the SVR balance this year to be lower than the net £7.0bn reduction in 2016.

•	As a result of management pricing action in a competitive environment, we expect our gross mortgage lending to be slightly below the market. We will continue to focus on customer service and retention while delivering operational and digital excellence.

•	We expect our lending to UK companies to be broadly consistent with overall corporate borrowing growth. Our lending growth to trading business customers remains strong, partially offset by the continued active management of our CRE and care home exposures. This will result in slower overall growth than in recent years.

•	Cost management will remain a key focus, with a comprehensive programme of investment as well as ongoing cost initiatives in digitalisation, organisational simplification and streamlining to further improve customer experience and operational efficiency.

•	We will look to provide the 2018 outlook at the time of our full year 2017 results. The outlook remains uncertain, with a wide range of economic estimates reflecting both global and domestic uncertainties.

•	Since 30 September 2017, trends evident in the business operating results have not changed significantly.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses through a network of branches and ATMs, as well as through telephony, digital and intermediary channels. Retail Banking includes business banking customers, small businesses with an annual turnover of up to £6.5m, and Santander Consumer Finance, predominantly a vehicle finance business.

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Quarterly Management Statement, 26 October 2017

	9M17	9M16	Change
Summary income statement	£m	£m	%
Net interest income	2,591	2,293	13
Non-interest income [1]	478	441	8

Operating income	3,069	2,734	12

Operating expenses before impairment losses, provisions and charges	(1,385)	(1,360)	2
Impairment losses on loans and advances	(59)	(64)	(8)
Provisions for other liabilities and charges	(201)	(117)	72

Profit before tax	1,424	1,193	19

9M17 compared to 9M16

•	Net interest income increased 13%, with liability margin improvement offsetting pressure on new lending margins and SVR attrition.

•	Non-interest income increased 8%, with higher current account and wealth management fees.

•	Operating expenses before impairment losses, provisions and charges were up 2% to £1,385m with continued investment in business growth and digital enhancements, partially offset by operational efficiency.

•	Impairment losses on loans and advances decreased 8% to £59m, driven by the ongoing resilience of the UK economy and the strong credit quality of the portfolio, our prudent lending criteria and the ongoing resilience of the UK economy. Mortgage impairment releases were lower in 9M17 at £33m than in 9M16 at £81m.

•	Provisions for other liabilities and charges increased to £201m, primarily due to charges for PPI and other conduct matters.

Balances	30.09.17 £bn	31.12.16 £bn
Customer loans	167.9	168.6
- of which mortgages	154.1	154.3
-of which business banking [2]	2.0	2.3
- of which consumer finance	6.8	6.8
- of which other unsecured lending	5.0	5.2
RWAs	44.0	43.6
Customer deposits	148.9	148.1
- of which current accounts	67.2	64.8
- of which savings	61.3	64.7
- of which business banking accounts	10.8	10.0
- of which other retail products	9.6	8.6

•	Mortgage net lending of £(0.2)bn, reflects management pricing actions in a competitive market, while we continue to focus on customer service and retention. In 9M17, mortgage gross lending was £18.3bn (9M16: £19.5bn). We retained c77% of mortgages reaching the end of their incentive period.

•	Consumer finance balances were flat and other unsecured lending balances were down £0.2bn. The decline in other unsecured lending was as a result of controlled management actions.

•	Customer deposits increased, primarily due to ongoing demand for current accounts, up £2.4bn, other retail products, up £1.0bn, and business banking deposits, up £0.8bn. This was partially offset by a £3.4bn decline in savings balances.

•	RWAs were up, driven by the mortgage undrawn exposure increase and a small uptick in average mortgage risk-weights.

•	Retail Banking deposit spread narrowed, with a 32bps improvement to (0.25)% from (0.57)% in Dec16.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.

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Quarterly Management Statement, 26 October 2017

Commercial Banking

Commercial Banking offers a wide range of products and financial services provided by relationship teams that are based in a network of regional Corporate Business Centres (CBCs) and through telephony and digital channels. The management of our customers is organised across two relationship teams - the Regional Corporate Bank (RCB) that covers non-property backed trading businesses with annual turnover from £6.5m to £500m and Specialist Sectors Group (SSG) that cover real estate, social housing, education, healthcare, and hotels.

	9M17	9M16	Change
Summary income statement	£m	£m	%
Net interest income	301	306	(2)
Non-interest income [1]	63	63	—

Operating income	364	369	(1)

Operating expenses before impairment losses, provisions and charges	(165)	(165)	—
Impairment losses on loans and advances	(3)	(19)	(84)
Provisions for other liabilities and charges	(32)	—	n.m.

Profit before tax	164	185	(11)

9M17 compared to 9M16

•	Net interest income decreased 2%, in line with controlled customer lending growth.

•	Non-interest income was flat at £63m. Growth in international fees, up 14%, and digital and payment, up 12%, was offset by lower rates management and flat asset restructuring fees.

•	Operating expenses before impairment losses, provisions and charges were flat, with continued focus on strong cost management and operational efficiency.

•	Impairment losses on loans and advances were lower at £3m. Overall the loan book continues to perform well and is supported by our prudent lending policy.

•	Provisions for other liabilities and charges increased to £32m, mainly due to charges for conduct matters.

Balances	30.09.17 £bn	31.12.16 £bn
Customer loans [2]	19.5	19.4
- of which Commercial Real Estate (CRE) [3]	8.6	9.0
RWAs	20.4	20.4
Customer deposits	18.6	17.2

•	Customer loans were broadly flat at £19.5bn, with solid lending growth to trading business customers, up £0.4bn, partially offset by the continued active management of our CRE and care home lending that declined £0.4bn and £0.2bn, respectively.

•	RWAs were stable, with an increase in new facilities offset by a decrease in our CRE and care home exposure.

•	Customer deposits were up £1.4bn, as we continue to focus on growing primacy through our strong customer relationships and a comprehensive product range.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Following a periodic review in Q117, a number of business banking customers were transferred to Commercial Banking, where their ongoing needs can be better served. The balance associated was c£200m. Prior periods have not been amended.
3.	Includes CRE loans to small business customers managed by business banking in the Retail Banking business segment.

Global Corporate Banking

Global Corporate Banking services corporate clients with a turnover of £500m and above per annum and financial institutions. GCB clients require specially tailored solutions and value-added services due to their size, complexity and sophistication. We provide these clients with products to manage currency fluctuations, protect against interest rate risk, and arrange capital markets finance and specialist trade finance solutions, as well as providing support to the rest of Santander UK’s business segments.

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Quarterly Management Statement, 26 October 2017

	9M17	9M16	Change
Summary income statement	£m	£m	%
Net interest income	60	61	(2)
Non-interest income [1]	290	258	12

Operating income	350	319	10

Operating expenses before impairment losses, provisions and charges	(219)	(212)	3
Impairment losses on loans and advances	(47)	(21)	n.m.
Provisions for other liabilities and charges	(1)	—	n.m.

Profit before tax	83	86	(3)

9M17 compared to 9M16

•	Net interest income was broadly flat due to continued asset margin pressures, partially offset by lending growth in project and acquisition finance, securitisation and transactional services. This income also includes £10m arising from favourable conditions in market rates in Q117.

•	Non-interest income increased 12% to £290m, driven by security financing, derivative sales, foreign exchange and lending fees.

•	Operating expenses before impairment losses, provisions and charges increased 3% to £219m, with continued investment to improve our operating model.

•	Impairment losses on loans and advances increased to £47m, primarily due to the impairment of two loans that moved to non-performance in Q117 and Q317, respectively.

•	Provisions for other liabilities and charges were £1m in the period.

Balances	30.09.17 £bn	31.12.16 £bn
Customer loans	6.6	5.7
RWAs	16.8	16.9
Customer deposits	4.2	4.1

•	Customer loans increased to £6.6bn, primarily due to client drawdowns. Furthermore, we saw an increase in refinancing and origination activities that relate to syndicated lending, project and acquisition finance and lending to financial institutions.

•	RWAs were broadly flat, with an increase in customer loans offset by a decrease in market risk. RWAs attributable to customer loans were £7.8bn (Dec16: £7.5bn).

•	Customer deposits were higher at £4.2bn, resulting from growth in cash management products.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition, structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

	9M17	9M16	Change
Summary income statement	£m	£m	%
Net interest (expense)	(74)	(4)	n.m.
Non-interest income [1]	28	173	(84)

Operating (expense) / income	(46)	169	n.m.

Operating expenses before impairment losses, provisions and charges	(58)	(55)	5
Impairment releases on loans and advances	4	1	n.m.
Provisions for other liabilities and charges	(3)	(24)	(88)

(Loss) / profit before tax	(103)	91	n.m.

Santander UK Group Holdings plc	10

Quarterly Management Statement, 26 October 2017

9M17 compared to 9M16

•	Net interest expense of £74m, reflects changes in the commercial balance sheet profile, partially offset by a £39m release in Q217 of accrued interest on a foreign tax liability that is no longer payable.

We expect interest income from the structural hedge to remain broadly flat in the near term, with maturing positions being reinvested at similar rates. The majority of new mortgage flows are left un-hedged to provide stable returns. The average duration of our fixed term new mortgage flows is about 2.5 years, with a total structural hedge position of c£80bn.

•	Non-interest income was impacted by the absence of the £119m gain on sale of Visa Europe Limited in Q216 and adverse mark-to-market movements on hedging instruments. This was partially offset by the £48m gain on sale of Vocalink Holdings Limited in Q217.

•	Operating expenses before impairment losses, provisions and charges, predominantly represent £57m of regulatory compliance and project costs relating to Banking Reform.

•	Impairment releases on loans and advances increased to £4m, in line with our exit strategy from non-core customer loans.

•	Provisions for other liabilities and charges decreased by £21m, predominantly due to lower restructuring costs.

Balances	30.09.17 £bn	31.12.16 £bn
Non-core customer loans	6.0	6.5
- of which Social Housing	5.1	5.4
RWAs	6.9	6.7
Customer deposits	3.3	3.0

•	Non-core customer loans decreased £0.5bn, as we continue to implement our exit strategy from individual loans and leases.

•	RWAs were broadly flat with a reduction in non-core customer loans and the Vocalink Holdings Limited shareholder sale, partially offset by higher counterparty credit risk. RWAs attributable to non-core customer loans amounted to £1.0bn (Dec16: £1.3bn).

•	Customer deposits increased £0.3bn, as we continue to rebalance the deposit base tenor.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Summarised consolidated quarterly income statement trends

	Q317 £m	Q217 £m	Q117 £m	Q416 £m	Q316 £m
Net interest income	956	982	940	926	883
Non-interest income [1]	268	326	265	278	264

Total operating income	1,224	1,308	1,205	1,204	1,147

Total operating expenses before impairment losses, provisions and charges	(611)	(609)	(607)	(625)	(586)

Impairment losses on loans and advances	(57)	(35)	(13)	36	(40)
Provisions for other liabilities and charges	(51)	(126)	(60)	(256)	(44)

Total operating impairment losses, provisions and charges	(108)	(161)	(73)	(220)	(84)

Profit before tax	505	538	525	359	477

Tax on profit	(154)	(169)	(154)	(138)	(152)

Profit after tax for the period	351	369	371	221	325

BNIM [2]	1.89%	1.91%	1.89%	1.83%	1.75%

Santander UK Group Holdings plc	11

Quarterly Management Statement, 26 October 2017

Q317 compared to Q217

Variances largely followed the trends outlined for 9M17 versus 9M16, with the following notable exceptions.

•	Net interest income declined 3%, with the absence of the Q217 release of accrued interest on a foreign tax liability.

•	Provisions for other liabilities and charges decreased 60%, due to the absence of conduct provision charges in the quarter.

•	Profit before tax decreased 6%, primarily due to the absence of the £39m release of accrued interest on a foreign tax liability and the £48m gain on sale of our Vocalink Holdings Limited shareholding, both in Q217.

•	Tax on profit declined 9%, with lower profits and the absence of conduct provisions that are disallowed for tax purposes.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Quarterly BNIM is calculated using annualised quarterly net interest income divided by average customer assets for the relevant period. Average customer assets can be sourced from previous quarterly management statements.

Appendix 1 – Notes

Our glossary of industry and other main terms is available on our website:

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

•	Banking net interest margin

In previous periods, Banking NIM was presented as an APM and as a non-IFRS financial measure. Because Banking NIM is calculated on the basis of the average of customer loans that are reported for segment reporting purposes under IFRS, management does not consider Banking NIM to be an APM or a non-IFRS financial measure.

	30.09.17 £m	31.12.16 £m
Net interest income [1] (A)	3,831	3,582
Average customer assets (B)	200,212	200,562

Banking net interest margin (A/B)	1.91%	1.79%

•	Changes to business segments and customer relationship management

The basis of presentation in this results announcement was changed in Q416 and prior periods restated to reflect the Q416 transfer of customers between Retail Banking and Commercial Banking business segments, in line with how we now manage our customers. Small business customers with turnover up to £6.5m per annum (previously up to £250,000) are now served as business banking customers in Retail Banking. Medium and large business customers with annual turnover between £6.5m and £500m will continue to be served by Commercial Banking and those with annual turnover above £500m by Global Corporate Banking.

•	Corporate customer satisfaction

Our corporate customer satisfaction was 62%, versus 55% for the market. The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 6,195 interviews made in the year ending Jun17 with businesses turning over £250k to £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank, TSB and NatWest.

Santander UK Group Holdings plc	12

Quarterly Management Statement, 26 October 2017

•	Corporate lending

Total lending to corporates is defined as the combined lending to business banking customers in Retail Banking and customers in our Commercial Banking and Global Corporate Banking business segments.

30.09.17	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	9M Gross write-offs £m	Loan loss allowance £m
Business banking	2.0	125	6.25	48	16	60
Commercial Banking	19.5	378	1.94	51	24	191
Global Corporate Banking	6.6	312	4.73	33	—	102

Total corporate lending	28.1	815	2.90	43	40	353

31.12.16	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	12M Gross write-offs £m	Loan loss allowance £m
Business banking	2.3	108	4.70	53	24	57
Commercial Banking	19.4	518	2.67	42	10	220
Global Corporate Banking	5.7	63	1.11	90	—	57

Total corporate lending	27.4	689	2.51	48	34	334

1.	9M17 net interest income has been annualised. The £10m income reported for GCB in Q117 and the £39m income reported for Corporate Centre in Q217 has not been annualised.

Appendix 1 – Notes (continued)

•	Retail customer satisfaction

The Financial Research Survey (FRS) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK.

The ‘retail customer satisfaction’ score refers to the proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ended 30 June 2017 and compared against twelve months ended data for the period as indicated.

The competitor set used to calculate the product weights is made up of Barclays, Halifax, HSBC, Lloyds Bank, Nationwide and NatWest. The competitor set included in this analysis for the ranking and highest performing peers is Barclays, Halifax, HSBC, Lloyds Bank, and NatWest.

1.	Average account balances are combined savings and banking liability balances.

Appendix 2 – Alternative Performance Measures (APMs)

US Securities and Exchange Commission (SEC) and European Securities and Markets Authority (ESMA) guidelines require that we identify those financial measures that are not accounting measures within the scope of IFRS (non-IFRS). APMs measure historical or future financial performance, financial position or cashflows, but exclude or include amounts that would not be adjusted in the most comparable IFRS measures. The APMs we have identified are outlined below and are not a substitute for IFRS measures.

Management reviews these APMs in order to measure the overall profitability of the Santander UK group and believes that presentation of these industry standard financial measures provides useful information to investors regarding the Santander UK group’s results of operations.

Santander UK Group Holdings plc	13

Quarterly Management Statement, 26 October 2017

	30.09.17 £m	Phasing Adjustment £m	Adjusted £m
Profit after tax	1,091

Annualised 9M17 profit after tax	1,459
Less non-controlling interests of annualised profit	(39)

Profit due to equity holders of the parent (A)	1,420	(101)	1,319

Average shareholders’ equity	16,618
Less average AT1 securities	(1,793)
Less average non-controlling interests	(399)

Average ordinary shareholders’ equity (B)	14,426

Average goodwill and intangible assets	(2,341)

Average tangible equity (C)	12,085	(42)	12,043

Return on ordinary shareholders’ equity (A/B)	9.8%		n.a.

RoTE (A/C)	11.8%		11.0%

31.12.16 £m
Profit after tax	1,317
Less non-controlling interests	(45)

Profit due to equity holders of the parent (A)	1,272

Average shareholders’ equity	15,873
Less average AT1 securities	(1,545)
Less average non-controlling interests	(395)

Average ordinary shareholders’ equity (B)	13,933

Average goodwill and intangible assets	(2,274)

Average tangible equity (C)	11,659

Return on ordinary shareholders’ equity (A/B)	9.1%

RoTE (A/C)	10.9%

Management does not assess ‘Return on shareholders’ equity’ as a key performance indicator of the business, and therefore a reconciliation of the RoTE target for 2018 to an equivalent target for ‘Return on shareholders’ equity’ is not available without unreasonable efforts.

Adjusted RoTE includes phasing adjustments for the UK Bank Levy (2016: £107m) and FSCS (2016: £34m). FSCS charges and the UK Bank Levy are charges, which are required under IFRS to be charged annually on 1 April and 31 December, respectively. The profit before tax has been annualised and tangible equity has been adjusted for retained earnings to facilitate comparison with the end of year ratio. We did not annualise the £39m net interest income reported in Corporate Centre, the gain on sale of our Vocalink Holdings Limited shareholding, PPI and other conduct provision charges as outlined under item 2.

1.	A glossary of Santander UK specific terms used in the Quarterly Management Statement is available on our website at

www.santander.co.uk/uk/about-santander-uk/investor-relations-glossary

Appendix 2 – APMs (continued)

2. Adjusted profit before tax	9M17 £m	9M16 £m
Net interest income
Reported	2,878	2,656

Adjust for release of accrued interest on a foreign tax liability	(39)	—

Adjusted	2,839	2,656

Non-interest income

Reported	859	935

Adjust for gain on sale of Vocalink Holdings Limited shareholding	(48)	—
Adjust for gain on sale of Visa Europe Limited shareholding	—	(119)

Adjusted	811	816

Santander UK Group Holdings plc	14

Quarterly Management Statement, 26 October 2017

Operating expenses before impairment losses, provisions and charges
Reported	(1,827)	(1,792)

Adjust for Banking Reform costs	57	55

Adjusted	(1,770)	(1,737)

Provisions for other liabilities and charges

Reported	(237)	(141)

Adjust for PPI provision charge	69	—
Adjust for other conduct provision charge	35	—

Adjusted	(133)	(141)

Profit before tax	1,568	1,555

Specific income, expenses and charges	74	(64)

Adjusted profit before tax	1,642	1,491

The financial results for 9M17 and 9M16 include a number of specific income, expenses and charges. Management believes that the operating trends of the business can be understood better if these items are identified separately. The aggregate impact on profit before tax in 9M17 was £74m and in 9M16 was £(64)m.

The specific income, expenses and charges are outlined below:

•	Accrued interest release on a foreign tax liability

The release of interest accrued in relation to a certain foreign tax liability and other associated amounts, where the period to make a claim expired in Q217. The income of £39m is reported in Corporate Centre net interest income for 9M17.

•	Gain on sale of Vocalink Holdings Limited shareholding

Santander UK was part of the consortium of banks that sold Vocalink Holdings Limited to Mastercard. Santander UK’s stake in Vocalink Holdings Limited was 7.75%. Under the terms of the sale agreement, Santander UK will retain a shareholding of 0.775% for at least three years. The gain on sale (£48m sterling equivalent) is reported in Corporate Centre non-interest income for 9M17.

•	Gain on sale of Visa Europe Limited shareholding

On 2 November 2015, Visa Europe Limited agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Limited, Santander UK received upfront consideration made up of cash and convertible preferred stock. The gain on sale (£119m sterling equivalent) is reported in Corporate Centre non-interest income for 9M16.

•	Banking Reform costs

Banking Reform costs relate to multi-year projects and investments needed to comply with the Banking Reform Act due for implementation by 1 January 2019. Banking Reform costs are reported in Corporate Centre operating expenses before impairment losses, provisions and charges.

•	PPI provision charge

Provisions for other liabilities and charges of £32m in Q117 represent our best estimate of the additional provision amounts required at that point in time for future PPI related claim costs, by applying the principles published in the Mar17 FCA paper. We also provided a net £37m in Q217, following a review of claims handling procedures in relation to a specific PPI portfolio and includes the impact of a past business review.

•	Other conduct provision charge

Provisions for other liabilities and charges of £35m in Q217 relate to the sale of interest rate derivatives. This charge follows an ongoing review regarding regulatory classification of certain customers potentially eligible for redress.

Appendix 3 – Income statement and balance sheet for Santander UK Group Holdings plc

The information in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information in this Appendix has been prepared in accordance with Santander UK’s accounting policies described in its Annual Report on Form 20-F for the year ended 31 December 2016 filed with the SEC on 1 March 2017 (the 2016 Annual Report), except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

Santander UK Group Holdings plc	15

Quarterly Management Statement, 26 October 2017

Summarised consolidated income statement	9M17 £m	9M16 £m
Net interest income	2,878	2,656
Non-interest income [2]	859	935

Total operating income	3,737	3,591

Operating expenses before impairment losses, provisions and charges	(1,827)	(1,792)

Impairment losses on loans and advances	(105)	(103)
Provisions for other liabilities and charges	(237)	(141)

Total operating impairment losses, provisions and charges	(342)	(244)

Profit before tax	1,568	1,555
Tax on profit	(477)	(459)

Profit after tax for the period	1,091	1,096

Summary of segmental balance sheet assets and liabilities	30.09.17 £bn	31.12.16 £bn
Customer loans
Retail Banking	167.9	168.6
Commercial Banking	19.5	19.4
Global Corporate Banking	6.6	5.7
Corporate Centre	6.0	6.5

Total customer loans	200.0	200.2
Other assets	114.8	102.9

Total assets	314.8	303.1

Customer deposits
Retail Banking	148.9	148.1
Commercial Banking	18.6	17.2
Global Corporate Banking	4.2	4.1
Corporate Centre	3.3	3.0

Total customer deposits	175.0	172.4
Medium Term Funding	40.1	46.1
Other liabilities	82.5	68.5

Total liabilities	297.6	287.0

Shareholders’ equity [1]	16.8	15.7
Non-controlling interest	0.4	0.4

Total liabilities and equity	314.8	303.1

Summarised consolidated capital	30.09.17 £bn	31.12.16 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.6	15.2
Risk-weighted assets (RWAs)	88.1	87.6
Total capital ratio	17.7%	17.3%

Distributable items (CRR / CRD IV)	4.2	4.2

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’

Appendix 4 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The summarised consolidated income statement, summary of segmental balance sheet assets and liabilities and summarised consolidated capital for Santander UK plc and its controlled entities are shown below.

Santander UK Group Holdings plc	16

Quarterly Management Statement, 26 October 2017

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information in this Appendix has been prepared in accordance with Santander UK plc’s accounting policies described in its Annual Report on Form 20-F for the year ended 31 December 2016 filed with the SEC on 1 March 2017, except for the presentation of fair value changes relating to own credit on liabilities designated at fair value through profit or loss. 1

Summarised consolidated income statement	9M17 £m	9M16 £m
Net interest income	2,878	2,656
Non-interest income [2]	859	935

Total operating income	3,737	3,591

Operating expenses before impairment losses, provisions and charges	(1,825)	(1,790)

Impairment losses on loans and advances	(105)	(103)
Provisions for other liabilities and charges	(237)	(141)

Total operating impairment losses, provisions and charges	(342)	(244)

Profit before tax	1,570	1,557
Tax on profit	(477)	(460)

Profit after tax for the period	1,093	1,097

Summary of segmental balance sheet assets and liabilities	30.09.17 £bn	31.12.16 £bn
Customer loans
Retail Banking	167.9	168.6
Commercial Banking	19.5	19.4
Global Corporate Banking	6.6	5.7
Corporate Centre	6.0	6.5

Total customer loans	200.0	200.2
Other assets	114.8	102.9

Total assets	314.8	303.1

Customer deposits
Retail Banking	148.9	148.1
Commercial Banking	18.6	17.2
Global Corporate Banking	4.2	4.1
Corporate Centre	3.3	3.0

Total customer deposits	175.0	172.4
Medium Term Funding [3]	40.1	46.1
Other liabilities	82.5	68.5

Total liabilities	297.6	287.0

Shareholders’ equity [1]	17.0	15.9
Non-controlling interests	0.2	0.2

Total liabilities and equity	314.8	303.1

Summarised consolidated capital	30.09.17 £bn	31.12.16 £bn
Capital – CRD IV
Total qualifying regulatory capital	17.2	16.2
Risk-weighted assets (RWAs)	88.1	87.6
Total capital ratio	19.5%	18.5%

1.	We have elected to early apply the IFRS 9 requirement for the presentation of gains and losses on financial liabilities relating to own credit in other comprehensive income from 1 January 2017. The cumulative own credit adjustment component of the cumulative fair value adjustment on financial liabilities designated at fair value through profit or loss has been included in opening retained earnings. Comparatives have not been restated. We have not adopted the other requirements in IFRS 9.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	Medium Term Funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Santander UK Group Holdings plc	17

Quarterly Management Statement, 26 October 2017

Management Statement for Santander UK Group Holdings plc and Banco Santander

The results of Banco Santander for the nine months ended 30 September 2017 are also released today and can be found at www.santander.com. Santander UK’s results are included within Banco Santander’s financial statements on a Banco Santander reporting basis. The results of Santander UK in the United Kingdom differ from those reported by Banco Santander due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of Santander UK but is included in the Banco Santander results for the United Kingdom.

Additional information about Santander UK and Banco Santander

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 132 million customers, 13,825 branches and 200,000 employees at the close of September 2017. In the first nine months of 2017, Banco Santander made attributable profit of EUR 5,077 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 September 2017, the bank serves around 14 million active customers with c19,400 employees and operates through 818 branches (which includes 61 university branches) and 64 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at our website: www.aboutsantander.co.uk.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK) and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 303 of the Santander UK Group Holdings plc 2016 Annual Report on Form 20-F filed with the SEC on 1 March 2017 and page 55 of the Santander UK Group Holdings plc Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2017 filed with the SEC on 18 September 2017. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Nothing in this Quarterly Management Statement should be construed as profit forecast.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Santander UK Group Holdings plc	18